SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM U-3A-2

STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION

UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

TO BE FILED ANNUALLY PRIOR TO MARCH 1

ALPENA POWER RESOURCES, LTD.

(Name of Company)

hereby files with the Securities Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

The Claimant ALPENA POWER RESOURCES, LTD., is a holding company, a Michigan corporation, incorporated and organized in 2000, which became a holding company on January 2, 2001, and which holds an interest in the following subsidiaries each of which is organized under the laws of the State of Michigan:

(a) Alpena Power Company, a Michigan corporation, a public electric utility;

(b) West Dock Properties, LLC, a Michigan limited liability company, owner of real and personal property;

(c) Sunrise Side Energy, LLC, a Michigan limited liability company, owner of a 50% membership interest in an electric generation company, Alpena Power Generation, L.L.C.

(d) Alpena Power Generation, L.L.C., a Michigan limited liability company, owner and operator of four electric power generating facilities utilizing diesel engine generators, which generates electric power sold at wholesale only.

The business address of the Claimant and each of its subsidiaries is:

310 N. Second Avenue

Alpena, Michigan 49707

2. A brief description of the properties of the claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver of receive electric energy or gas at the borders of such State.

(a) Claimant (Alpena Power Resources, Ltd.).

The properties of the claimant used for the generation, transmission, or distribution of electric energy for sale consist of all of the issued and outstanding common stock of Alpena Power Company; a 100% membership interest in West Dock Properties, LLC; and a 100% membership interest in Sunrise Side Energy, LLC.

(b) Subsidiary (Alpena Power Company).

All of Alpena Power Company properties are located within the State of Michigan. Alpena Power Company provides retail electric services to approximately 16,000 customers in parts of four counties in Northeastern Lower Michigan.

Alpena Power Company owns no electric generating plants. Alpena Power Company owns approximately 13 circuit miles of 138 kV radial lines that run to two substations and from one of those substations on to one large industrial customer. Alpena Power Company owns approximately 68 circuit miles of 34.5 kV lines which, after transformation at 15 substations, connect to distribution lines with nominal voltages below 34.5 kV or to individual customers. All of Alpena Power Company’s facilities used for the transmission of electricity, including the 138 kV lines, 34.5 kV lines, associated facilities, and all retail meter facilities, have been classified as local distribution facilities by the Michigan Public Service Commission.

Alpena Power Company owns several parcels of real property utilized for office and operational facilities.

(c) Subsidiary (West dock Properties, LLC)

West Dock Properties, LLC, among its other holdings, owns three parcels of real property (with buildings thereon) in Alpena County, Michigan, which are leased to Alpena Power Generation, LLC for the housing of diesel generators. See 2(d) below.

(d) Subsidiary (Alpena Power Generation, L.L.C.)

All of Alpena Power Generation, L.L.C.’s property and facilities are located within the State of Michigan. Alpena Power Generation, L.L.C. has four diesel powered electric generating sites as follows:

Site/Location	Engines Number/Capacity	Total Site Capacity
Calcite	10 Caterpillar
Rogers City, Michigan	diesel engines	18.25 MW
@ 1.825 MW each

Rockport	5 Caterpillar	9.125 MW
Alpena, Michigan	diesel engines
@ 1.825 MW each

Long Lake	5 Cummins
Alpena, Michigan	diesel engines	9 MW
@ 1.8 MW each

Lake Winyah	10 Caterpillar
Alpena, Michigan	diesel engines	18.25 MW
@ 1.825 MW each

3. The following information for calendar year 2004 with respect to claimant and each of its subsidiary public utility companies:

	Claimant	Alpena Power Company	Alpena Power Generation, L.L.C.
(a) Number of kWh of electric energy sold (at retail or wholesale)	None	317,732,147 (retail)	279,494 (wholesale)

(b) Number of kWh of electric energy distributed outside of Michigan	None	None	None

(c) Number of kWh of electric energy sold at wholesale outside of Michigan or at Michigan state line	None	None	None

(d) Number of kWh of electric energy purchased outside of Michigan or at the Michigan state line	None	None	None

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

None.

(b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

None.

(c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

None.

(d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

None.

(e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

None.

EXHIBIT A

A consolidating statement of income and surplus of Alpena Power Resources, Ltd. and its subsidiary companies for the calendar year ending December 31, 2004, together with a consolidating balance sheet of Alpena Power Resources, Ltd. and its subsidiary companies as of December 31, 2004, is attached hereto as Exhibit A and incorporated herein by reference.

EXHIBIT B

An organizational chart showing the relationship of each EWG or foreign utility company to associate companies in the holding company system.

There are no EWG or foreign utility companies related to any of the associated companies in the holding company system.

The above named claimant has caused this statement to be fully executed on its behalf by its authorized officer on the 23rd day of February, 2005.

ALPENA POWER RESOURCES, LTD.
(Name of claimant)

By:	/s/ STEVEN K. MITCHELL
Steven K. Mitchell
Executive Vice President/Treasurer/CFO

Corporate Seal

Attest:

/s/ MARY ANN PERNIE
Mary Ann Pernie
Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Steven K. Mitchell

Executive Vice President/Treasurer/CFO

310 N. Second Avenue

Alpena, MI 49707

Alpena Power Resources, Ltd and Subsidiaries

Consolidating Statement of Income

For the Year Ending 12/31/2004

	Alpena Power Resources	Alpena Power Company	Sunrise Side Energy	West Dock Properties	Eliminations	Consolidated
Operating Revenues
Utility		21,424,611			-581	21,424,030
Rents				363,252	-6,000	357,252
Royalties				109,609		109,609

Total Operating Revenues	0	21,424,611	0	472,861	-6,581	21,890,891

Operating Expenses
Purchased Power		12,481,572				12,481,572
Other Operation		3,586,344		43,100	-15,596	3,613,848
Maintenance		688,760		813		689,573
Depreciation and Amortization		1,309,302		183,032		1,492,334
Property and Other Taxes		774,373		35,210		809,583

Total Operating Expenses	0	18,840,351	0	262,155	-15,596	19,086,910

Operating Income	0	2,584,260	0	210,706	9,015	2,803,981

Other Income (Deductions)	1,389,354	94,180	49,525	120,492	-1,563,895	89,656

Interest Charges	4,287	837,403	61,554	99,739	-124,873	878,110

Income Before Income Taxes	1,385,067	1,841,037	-12,029	231,459	-1,430,007	2,015,527

Income Taxes	68,085	630,460				698,545

Net Income	1,316,982	1,210,577	-12,029	231,459	-1,430,007	1,316,982
Cash Dividends on Preferred Stock		59,309			-3,432	55,877

Earnings on Common Stock	1,316,982	1,151,268	-12,029	231,459	-1,426,575	1,261,105

Exhibit A

Alpena Power Resources, Ltd and Subsidiaries

Consolidating Statement of Retained Earnings

For the Year Ending 12/31/2004

	Alpena Power Resources	Alpena Power Company	Sunrise Side Energy	West Dock Properties	Eliminations	Consolidated
RETAINED EARNINGS
Balance at December 31, 2003	7,791,621	7,440,205	-788,300	452,016	-7,103,921	7,791,621

Total Comprehensive Income	1,387,165	1,280,760	-12,029	231,459	-1,500,190	1,387,165
Distributions in Excess of Recorded Capital	-66,812	-61,790			61,790	-66,812
Cash Dividends
Common	-506,233	-539,967			539,967	-506,233
Preferred	-55,877	-59,309			59,309	-55,877

Balance at December 31, 2004	8,549,864	8,059,899	-800,329	683,475	-7,943,045	8,549,864

Reconciliation of Net Income to Total Comprehensive Income

Net Income	1,316,982	1,210,577	-12,029	231,459	-1,430,007	1,316,982

Unrealized gains (losses) on securities	1,498	1,498			-1,498	1,498
Related tax benefit (expense)	-509	-509			509	-509
Minimum pension liability	104,840	104,840			-104,840	104,840
Related tax (benefit) expense	-35,646	-35,646			35,646	-35,646

Total Comprehensive Income	1,387,165	1,280,760	-12,029	231,459	-1,500,190	1,387,165

Exhibit A

Alpena Power Resources, Ltd and Subsidiaries

Consolidating Balance Sheet

December 31, 2004

	Alpena Power Resources	Alpena Power Company	Sunrise Side Energy	West Dock Properties	Eliminations	Consolidated
ASSETS
Property & Investments
Electric utility property, at cost		42,443,793				42,443,793
Non utility property, at cost	64,319	190,734	380	3,191,250		3,446,683

	64,319	42,634,527	380	3,191,250	0	45,890,476
Less accumulated depreciation and amortization	51,455	16,546,530	304	960,374		17,558,663

	12,864	26,087,997	76	2,230,876	0	28,331,813
Construction work in progress		673,181				673,181

	12,864	26,761,178	76	2,230,876	0	29,004,994
Investment in Subsidiaries	11,642,675		-1,189,243		-11,642,675	-1,189,243
Other Investments	382,000	27,430		595,650		1,005,080

Total Property and Investments	12,037,539	26,788,608	-1,189,167	2,826,526	-11,642,675	28,820,831
Current Assets
Cash	50	911		17,742		18,703
Accounts Receivable-Net	1,471	1,562,683	6,110	21,832	-18,867	1,573,229
Notes Receivable	653,321	2,037,879	1,423,607	1,557,177	-4,248,377	1,423,607
Dividends Receivable	138,149				-138,149	0
Federal Taxes Receivable	-1,845				1,845	0
Accrued Unbilled Revenues		845,609				845,609
Inventories		120,783				120,783
Prepaid Expenses		686,321		27,786		714,107
Deferred Federal Taxes		102,580				102,580

Total Current Assets	791,146	5,356,766	1,429,717	1,624,537	-4,403,548	4,798,618

Other Assets
Deferred Debits		79,279				79,279
Goodwill			627,816			627,816
Deferred Federal Taxes		2,024,159				2,024,159
Regulatory Assets		342,587				342,587

Total Other Assets	0	2,446,025	627,816	0	0	3,073,841

Total Assets	12,828,685	34,591,399	868,366	4,451,063	-16,046,223	36,693,290

CAPITALIZATION AND LIABILITIES

Capitalization
Preferred Stock		608,300			-35,200	573,100
Common Stock	3,367,930	3,367,930			-3,367,930	3,367,930
Additional Paid-In Capital			17,500	279,000	-296,500	0
Retained Earnings	8,678,037	8,188,072	-800,329	683,475	-8,071,218	8,678,037
Accum Other Comprehensive Income	-128,173	-128,173			128,173	-128,173
Long-Term Debt		9,021,185		727,499		9,748,684

Total Capitalization	11,917,794	21,057,314	-782,829	1,689,974	-11,642,675	22,239,578
Current Liabilities
Long-Term Debt Due Within One Year		1,922,176	82,967	28,371		2,033,514
Short-Term Notes Payable	596,000	50,000	1,557,177	2,691,200	-4,248,377	646,000
Accounts Payable	1,148	1,445,587	295	7,852	-1,737	1,453,145
Taxes Accrued, Income and Other	1,133	354,601		19,996	1,845	377,575
Deferred Federal Taxes		2,969				2,969
Dividends Payable	127,981	194,027			-138,149	183,859
Other Accrued Liabilities	320	623,682	10,756	13,670	-17,130	631,298

Total Current Liabilities	726,582	4,593,042	1,651,195	2,761,089	-4,403,548	5,328,360

Deferred Credits and Non-Current Liabilities
Deferred Federal Taxes	184,309	3,869,169				4,053,478
Deferred Investment Tax Credit		251,885				251,885
Other Deferred Credits		4,584,742				4,584,742
Regulatory Liabilities		235,247				235,247

Total Def Credits and Non-Current Liabilities	184,309	8,941,043	0	0	0	9,125,352

Total Capitalization and Liabilities	12,828,685	34,591,399	868,366	4,451,063	-16,046,223	36,693,290

Exhibit A